EXHIBIT 99.1

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.


                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                            FOR THE SIX MONTHS ENDED

                             June 30, 1999 and 1998
                            EXHIBIT 99.1 (Continued)

                         PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

a)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)



                                                        June 30,   December 31,

                                                          1999         1998

                                                      (Unaudited)     (Note)

Assets

  Cash and cash equivalents                           $   3,156    $   1,992

  Receivables and deposits (net of allowance

    for doubtful accounts of $96)                         1,490        1,282

  Restricted escrows                                        819          759

  Other assets                                            1,408        1,262

  Investment properties:

   Land                                                   9,237        9,237

   Building and related personal property                96,406       95,236

                                                        105,643      104,473

   Less accumulated depreciation                        (79,879)     (77,251)

                                                         25,764       27,222


                                                      $  32,637    $  32,517
Liabilities and Partners' Deficit

Liabilities

  Accounts payable                                    $     568    $     353

  Tenant security deposit liabilities                       612          573

  Accrued property taxes                                    557          245

  Other liabilities                                         575          590

  Note payable - affiliate                                  650           --

  Mortgage notes                                         22,709       22,855

  Master loan and interest payable                      337,672      318,688

                                                        363,343      343,304
Partners' Deficit

  General partner                                        (3,294)      (3,108)

  Limited partners                                     (327,412)    (307,679)

                                                       (330,706)    (310,787)

                                                      $  32,637    $  32,517


Note: The balance sheet at December 31, 1998 has been derived from the audited financial statements at that date, but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

          See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 99.1 (Continued)

b)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)
                                 (in thousands)



                                Three Months Ended       Six Months Ended

                                     June 30,                June 30,

                                 1999        1998        1999        1998

Revenues:

  Rental income               $  4,932    $  4,934    $  9,879    $  9,852

  Other income                     320         370         722         759

  Gain on sale of property          --         523          --         523

         Total revenues          5,252       5,827      10,601      11,134

Expenses:

  Operating                      2,272       2,516       4,584       4,901

  General and administrative       150         155         288         322

  Depreciation                   1,333       1,309       2,628       2,638

  Property taxes                   362         314         676         644

  Interest                      10,484       9,564      20,994      19,166

         Total expenses         14,601      13,858      29,170      27,671

Net loss                      $ (9,349)   $ (8,031)   $(18,569)   $(16,537)

Net loss allocated

    to general partner (1%)   $    (93)   $    (80)   $   (186)   $   (165)

Net loss allocated

    to limited partners (99%)   (9,256)     (7,951)    (18,383)    (16,372)


                              $ (9,349)   $ (8,031)   $(18,569)   $(16,537)



          See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 99.1 (Continued)

c)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

            CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' DEFICIT
                                  (Unaudited)
                                 (in thousands)

                For the Six Months Ended June 30, 1999 and 1998




                                        General       Limited

                                        Partners     Partners       Total


Partners' deficit at

  December 31, 1997                    $ (2,775)    $(274,719)    $(277,494)


Distributions                                --           (27)          (27)


Net loss for the six months

  ended June 30, 1998                      (165)      (16,372)      (16,537)


Partners' deficit at June 30, 1998     $ (2,940)    $(291,118)    $(294,058)


Partners' deficit at

  December 31, 1998                    $ (3,108)    $(307,679)    $(310,787)


Return of capital                            --        (1,350)       (1,350)


Net loss for the six months

  ended June 30, 1999                      (186)      (18,383)      (18,569)


Partners' deficit at

  June 30, 1999                        $ (3,294)    $(327,412)    $(330,706)



          See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 99.1 (Continued)

d)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                                 (in thousands)


                                                       Six Months Ended

                                                           June 30,

                                                        1999      1998

Cash flows from operating activities:

Net loss                                             $(18,569) $(16,537)

Adjustments to reconcile net loss to net

  cash provided by operating activities:

   Depreciation and amortization                        2,736     2,752

   Gain on sale of property                                --      (523)

   Loss on disposal of property                            --        28

   Change in accounts:

      Receivables and deposits                           (208)     (270)

      Other assets                                       (116)       34

      Accounts payable                                    215       (48)

      Tenant security deposit liabilities                  39       (22)

      Accrued property taxes                              312       458

      Other liabilities                                   (15)      (74)

      Accrued interest on Master Loan                  19,108    16,081

          Net cash provided by operating activities     3,502     1,879

Cash flows from investing activities:

  Property improvements and replacements               (1,170)     (850)

  Lease commissions paid                                 (138)      (54)

  Net (deposits to) receipts from restricted escrows      (60)      209

  Proceeds from sale of investment property                --     2,179

          Net cash (used in) provided by investing

            activities                                 (1,368)    1,484

Cash flows from financing activities:

  Principal payments on Master Loan                      (124)   (2,481)

  Principal payments on notes payable                    (146)     (137)

  Distributions to partners                                --       (27)

  Return of capital                                    (1,350)       --

  Proceeds from note payable to affiliate                 650        --

          Net cash used in financing activities          (970)   (2,645)

Net increase in cash and cash equivalents               1,164       718

Cash and cash equivalents at beginning of period        1,992     1,439

Cash and cash equivalents at end of period           $  3,156  $  2,157

Supplemental disclosure of cash flow information:

  Cash paid for interest                             $  1,845  $  3,046


          See Accompanying Notes to Consolidated Financial Statements


e)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)


NOTE A - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Consolidated Capital Equity Partners, L.P. ("CCEP") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of ConCap Holdings, Inc. (the "General Partner"), all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 1999, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1998.

Certain classifications have been made to the 1998 information to conform to the 1999 presentation.

Consolidation

As of December 31, 1998, CCEP owned a 75% interest in a limited partnership ("Western Can, Ltd.") which owns 444 De Haro, an office building in San Francisco, California. No minority interest liability was reflected, as of December 31, 1998, for the 25% minority interest because Western Can, Ltd. has a net capital deficit and no minority liability existed with respect to CCEP. In May 1999 a limited partner in Western Can, Ltd. withdrew in connection with a settlement with CCEP pursuant to which the partner was paid $1,350,000. This settlement effectively terminated Western Can Ltd. as CCEP became the sole limited partner. Accordingly as of May 1999 CCEP completely owns 444 DeHaro. CCEP's investment in Western Can, Ltd. is consolidated in CCEP's financial statements.

NOTE B - TRANSFER OF CONTROL

Pursuant to a series of transactions which closed on October 1, 1998 and February 26, 1999, Insignia Financial Group, Inc. and Insignia Properties Trust merged into Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust with AIMCO being the surviving corporation (the "Insignia Merger"). As a result, AIMCO acquired 100% ownership interest in the General Partner. The General Partner does not believe that this transaction will have a material effect on the affairs and operations of the Partnership.

NOTE C - RELATED PARTY TRANSACTIONS

The Partnership has no employees and is dependent on the General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement provides for (i) certain payments to affiliates for services and (ii) reimbursement of certain expenses incurred by affiliates for services. The following payments were made to the General Partner and affiliates during the six months ended June 30, 1999 and 1998:

                                                  1999        1998


 Property management fees (included in

   operating expenses)                           $  484      $  536

 Investment advisory fees (included in               90          87

  general and administrative expense)

 Reimbursement for services of affiliates

 (included in operating, general and

  administrative expenses and

  investment properties)                            173         197

 Note payable to affiliate                          650          --


During the six months ended June 30, 1999 and 1998, affiliates of the General Partner were entitled to receive 5% of gross receipts from all of the Partnership's residential properties for providing property management services. The Partnership paid to such affiliates approximately $484,000 and $468,000 for the six months ended June 30, 1999 and 1998, respectively. For the six months ended June 30, 1998, affiliates of the General Partner were entitled to receive varying percentages of gross receipts from all the Partnership's two commercial properties for providing property management services. The Partnership paid to such affiliates approximately $68,000 for the six months ended June 30, 1998. Effective October 1, 1998 (the effective date of the Insignia Merger), these services for the commercial properties were provided by an unrelated party.

The Partnership is also subject to an Investment Advisory Agreement between the Partnership and an affiliate of the General Partner. This agreement provides for an annual fee, payable in monthly installments, to an affiliate of the General Partner for advising and consulting services for CCEP's properties. The Partnership paid to such affiliates approximately $90,000 and $87,000 for the six months ended June 30, 1999 and 1998, respectively.

An affiliate of the General Partner received reimbursement of accountable administrative expenses amounting to approximately $173,000 and $197,000 for the six months ended June 30, 1999 and 1998, respectively. Included in these costs for the six months ended June 30, 1999 and 1998 is approximately $11,000 and $24,000, respectively, in reimbursements for construction oversight costs and approximately $16,000 in lease commissions for the six months ended June 30, 1998. There were no lease commissions paid for the six months ended June 30, 1999.

In May 1999, an affiliate of the General Partner loaned the Partnership $650,000 in order to facilitate the settlement with the 25% limited partner in Western Can, Ltd. (see "Note A"). In connection with this settlement, the limited partner in Western Can, Ltd. withdrew from the partnership and, as a result effectively terminated Western Can, Ltd. as the Partnership became the sole limited partner. The note payable to the affiliate of the General Partner is expected to be repaid before the 1999 fiscal year end.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from Consolidated Capital Institutional Properties ("CCIP") pursuant to the Master Loan Agreement (the "Master Loan"), which is described more fully in the 1998 annual report. Such interest payments totaled approximately $1,053,000 and $3,184,000 for the six months ended June 30, 1999 and 1998, respectively. There were no advances during the six months ended June 30, 1999 or 1998. During the six months ended June 30, 1999 CCEP paid approximately $124,000 to CCIP as principal payments on the Master Loan. This amount was from cash received on certain investments by CCEP, which are required to be transferred to CCIP as per the Master Loan Agreement.

During the six months ended June 30, 1998, CCEP paid approximately $2,481,000 to CCIP as principal payments on the Master Loan. Cash received on certain investments by CCEP, which are required to be transferred to CCIP per the Master Loan Agreement, accounted for approximately $79,000. Approximately $296,000 was due to excess cash flow payments paid to CCIP as stipulated by the Master Loan Agreement. Approximately $2,106,000 was due to receipt of sales proceeds from Northlake Quadrangle.

On June 18, 1999, AIMCO Properties, L.P., an affiliate of the General Partner commenced a tender offer to purchase all of the total outstanding limited partnership interests in the Partnership for a purchase price of $300 per 1% limited partnership interest. The offer expired on July 30, 1999. It is possible that AIMCO or its affiliate will make one or more additional offers to acquire additional limited partnership interests in the Partnership for cash or in exchange for units in the operating partnership of AIMCO.

NOTE D - MASTER LOAN AND ACCRUED INTEREST PAYABLE

The Master Loan principal and accrued interest payable balances at June 30, 1999 and December 31, 1998, are approximately $337,672,000 and $318,688,000, respectively.

Terms of Master Loan Agreement

Under the terms of the Master Loan, interest accrues at a fluctuating rate per annum adjusted annually on July 15 by the percentage change in the U.S. Department of Commerce Implicit Price Deflator for the Gross National Product subject to an interest rate ceiling of 12.5%. The interest rates for each of the six month periods ended June 30, 1999 and 1998, were 12.5%. Payments are currently payable quarterly in an amount equal to "Excess Cash Flow", generally defined in the Master Loan as net cash flow from operations after third-party debt service and capital expenditures. Any unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. Any net proceeds from the sale or refinancing of any of CCEP's properties are paid to CCIP under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000.

During the six months ended June 30, 1999, CCEP paid approximately $124,000 to CCIP as principal payments on the Master Loan. This amount was from cash received on certain investments by CCEP, which are required to be transferred to CCIP per the Master Loan Agreement. There were no advances on the Master Loan for the six months ended June 30, 1999 or 1998.

CCEP's commercial property, 444 Deharo, is under contract for sale. The sale, which is subject to the purchaser's due diligence and other customary conditions, is expected to close during the third quarter of 1999. However, there can be no assurance that the sale will be consummated.

NOTE E - GAIN ON SALE OF PROPERTY

On April 16, 1998, CCEP sold Northlake Quadrangle to an unrelated third party for a contract price of $2,325,000. The Partnership received net proceeds of approximately $2,106,000 after payment of closing costs. The proceeds were remitted to CCIP to pay down the Master Loan, as required by the Master Loan Agreement.

NOTE F - YEAR 2000 COMPLIANCE

Year 2000 Compliance
General Description of the Year 2000 Issue and the Nature and Effects of the Year 2000 on Information Technology (IT) and Non-IT Systems

The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. The Partnership is dependent upon the General Partner and its affiliates for management and administrative services ("Managing Agent"). Any of the computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Over the past two years, the Managing Agent has determined that it will be required to modify or replace significant portions of its software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. The Managing Agent presently believes that with modifications or replacements of existing software and certain hardware, the Year 2000 issue can be mitigated. However, if such modifications and replacements are not made, or not completed in time, the Year 2000 issue could have a material impact on the operations of the Partnership.

The Managing Agent's plan to resolve Year 2000 issues involves four phases: assessment, remediation, testing, and implementation. To date, the Managing Agent has fully completed its assessment of all the information systems that could be significantly affected by the Year 2000, and has begun the remediation, testing and implementation phases on both hardware and software systems. Assessments are continuing in regards to embedded systems. The status of each is detailed below.

Status of Progress in Becoming Year 2000 Compliant, Including Timetable for Completion of Each Remaining Phase

Computer Hardware:

During 1997 and 1998, the Managing Agent identified all of the computer systems at risk and formulated a plan to repair or replace each of the affected systems. In August 1998, the main computer system used by the Managing Agent became fully functional. In addition to the main computer system, PC-based network servers, routers and desktop PCs were analyzed for compliance. The Managing Agent has begun to replace each of the non-compliant network connections and desktop PCs and, as of June 30, 1999, had completed approximately 90% of this effort.

The total cost to the Managing Agent to replace the PC-based network servers, routers and desktop PCs is expected to be approximately $1.5 million of which $1.3 million has been incurred to date. The remaining network connections and desktop PCs are expected to be upgraded to Year 2000 compliant systems by September 30, 1999. The completion of this process is scheduled to coincide with the release of a compliant version of the Managing Agent's operating system.

Computer Software:

The Managing Agent utilizes a combination of off-the-shelf, commercially available software programs as well as custom-written programs that are designed to fit specific needs. Both of these types of programs were studied, and implementation plans written and executed with the intent of repairing or replacing any non-compliant software programs.

In April, 1999 the Managing Agent embarked on a data center consolidation project that unifies its core financial systems under its Year 2000 compliant system. The estimated completion date for this project is October, 1999.

During 1998, the Managing Agent began converting the existing property management and rent collection systems to its management properties Year 2000 compliant systems. The estimated additional costs to convert such systems at all properties, is $200,000, and the implementation and testing process was completed in June, 1999.

The final software area is the office software and server operating systems.
The Managing Agent has upgraded all non-compliant office software systems on each PC and has upgraded 90% of the server operating systems. The remaining server operating systems are planned to be upgraded to be Year 2000 compliant by September, 1999. The completion of this process is scheduled to coincide with the release of a compliant version of the Managing Agent's operating system.

Operating Equipment:

The Managing Agent has operating equipment, primarily at the property sites, which needed to be evaluated for Year 2000 compliance. In September 1997, the Managing Agent began taking a census and inventory of embedded systems (including those devices that use time to control systems and machines at specific properties, for example elevators, heating, ventilating, and air conditioning systems, security and alarm systems, etc.).

The Managing Agent has chosen to focus its attention mainly upon security systems, elevators, heating, ventilating and air conditioning systems, telephone systems and switches, and sprinkler systems. While this area is the most difficult to fully research adequately, management has not yet found any major non-compliance issues that put the Managing Agent at risk financially or operationally.

A pre-assessment of the properties by the Managing Agent has indicated no Year 2000 issues. A complete, formal assessment of all the properties by the Managing Agent is in process and will be completed in September, 1999. Any operating equipment that is found non-compliant will be repaired or replaced.

The total cost incurred for all properties managed by the Managing Agent as of June 30, 1999 to replace or repair the operating equipment was approximately $75,000. The Managing Agent estimates the cost to replace or repair any remaining operating equipment is approximately $125,000.

The Managing Agent continues to have "awareness campaigns" throughout the organization designed to raise awareness and report any possible compliance issues regarding operating equipment within its enterprise.

Nature and Level of Importance of Third Parties and Their Exposure to the Year 2000

The Managing Agent continues to conduct surveys of its banking and other vendor relationships to assess risks regarding their Year 2000 readiness. The Managing Agent has banking relationships with three major financial institutions, all of which have indicated their compliance efforts will be complete before July, 1999. The Managing Agent has updated data transmission standards with all of the financial institutions. The Managing Agent's contingency plan in this regard is to move accounts from any institution that cannot be certified Year 2000 compliant by September 1, 1999.

The Partnership does not rely heavily on any single vendor for goods and services, and does not have significant suppliers and subcontractors who share information systems (external agent). To date the Partnership is not aware of any external agent with a Year 2000 compliance issue that would materially impact the Partnership's results of operations, liquidity, or capital resources. However, the Partnership has no means of ensuring that external agents will be Year 2000 compliant.

The Managing Agent does not believe that the inability of external agents to complete their Year 2000 remediation process in a timely manner will have a material impact on the financial position or results of operations of the Partnership. However, the effect of non-compliance by external agents is not readily determinable.

Costs to Address Year 2000

The total cost of the Year 2000 project to the Managing Agent is estimated at $3.5 million and is being funded from operating cash flows. To date, the Managing Agent has incurred approximately $2.9 million ($0.7 million expensed and $2.2 million capitalized for new systems and equipment) related to all phases of the Year 2000 project. Of the total remaining project costs, approximately $0.5 million is attributable to the purchase of new software and operating equipment, which will be capitalized. The remaining $0.2 million relates to repair of hardware and software and will be expensed as incurred. The Partnership's portion of these costs are not material.

Risks Associated with the Year 2000

The Managing Agent believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. As noted above, the Managing Agent has not yet completed all necessary phases of the Year 2000 program. In the event that the Managing Agent does not complete any additional phases, certain worst case scenarios could occur. The worst case scenarios could include elevators, security and heating, ventilating and air conditioning systems that read incorrect dates and operate with incorrect schedules (e.g., elevators will operate on Monday as if it were Sunday). Although such a change would be annoying to residents, it is not business critical.

In addition, disruptions in the economy generally resulting from Year 2000 issues could also adversely affect the Partnership. The Partnership could be subject to litigation for, among other things, computer system failures, equipment shutdowns or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

Contingency Plans Associated with the Year 2000

The Managing Agent has contingency plans for certain critical applications and is working on such plans for others. These contingency plans involve, among other actions, manual workarounds and selecting new relationships for such activities as banking relationships and elevator operating systems.

NOTE G - LEGAL PROCEEDINGS

In March 1998, several putative unit holders of limited partnership units of the Partnership commenced an action entitled Rosalie Nuanes, et al. v. Insignia Financial Group, Inc., et al. in the Superior Court of the State of California for the County of San Mateo. The plaintiffs named as defendants, among others, the Partnership, the General Partner and several of their affiliated partnerships and corporate entities. The complaint purports to assert claims on behalf of a class of limited partners and derivatively on behalf of a number of limited partnerships (including the Partnership) which are named as nominal defendants, challenging the acquisition by Insignia Financial Group, Inc. ("Insignia") and entities which were, at the time, affiliates of Insignia ("Insignia Affiliates") of interests in certain general partner entities, past tender offers by Insignia Affiliates to acquire limited partnership units, the management of partnerships by Insignia Affiliates as well as a recently announced agreement between Insignia and AIMCO. The complaint seeks monetary damages and equitable relief, including judicial dissolution of the Partnership. On June 25, 1998, the General Partner filed a motion seeking dismissal of the action. In lieu of responding to the motion, the plaintiffs filed an amended complaint. The General Partner has filed demurrers to the amended complaint which were heard during February 1999. No ruling on such demurrers has been received. The General Partner does not anticipate that costs associated with this case, if any, will be material to the Partnership's overall operations.

The Partnership is unaware of any other pending or outstanding litigation that is not of a routine nature arising in the ordinary course of business.